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                               September 15, 2021

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

       Arrived Homes, LLC

                                                        Re: Arrived Homes, LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed September 7,
2021
                                                            File No. 024-11325

       Dear Mr. Frazier:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Statement on Form 1-A

       Exhibits

   1. Please revise the legal opinion filed as Exhibit 12.1 to reflect the amounts of the securities being qualified in the
offering statement.
 Ryan Frazier
Arrived Homes, LLC
September 15, 2021
Page 2

       Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 if you
have any questions.



                                                         Sincerely,
FirstName LastNameRyan Frazier
                                                         Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                         Office of Real Estate
& Construction
September 15, 2021 Page 2
cc:       John Rostum, Esq.
FirstName LastName